EXHIBIT 99.01

SECOND AMENDMENT
TO THE
ENTERCOM 1998 EQUITY COMPENSATION PLAN

This Second Amendment to the Entercom 1998 Equity Compensation Plan is made and adopted by ENTERCOM COMMUNICATIONS CORP., a Pennsylvania corporation (the “Company”) as of May 15, 2003.  Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Plan (as defined below).

WHEREAS, the Company has adopted the Entercom 1998 Equity Compensation Plan (the “Plan”) for the benefit of its employees, directors and consultants; and

WHEREAS, pursuant to Section 14(a) of the Plan, the Plan may be amended by the Board of Directors of the Company from time to time.

NOW, THEREFORE, the Plan is amended as follows, effective as of May 15, 2003:

1.                                       Section 6(g) is hereby added to the Plan to read as follows:

“(g)                           Deferral Elections by Grantees.  The Committee may permit a Grantee to elect to defer the receipt of all or a percentage of the shares of Restricted Stock that would otherwise be transferred to the Grantee on the future vesting of such shares (the “Deferred Shares”).  Such election shall be made on the form attached hereto as Exhibit “A” (the “Election Form”) and shall be filed with the Committee at any time on or before the December 31st of the year prior to the year in which such Grantee is scheduled to become vested in his or her Deferred Shares.  All such deferral elections shall be subject to the following rules and procedures:

(i)                                     Recordkeeping.  The Committee shall establish and maintain an individual account in the name of each Grantee who files an Election Form and shall credit to such account cash dividends, if any, that are paid on the Deferred Shares after the restrictions on the Deferred Shares have lapsed.  On the last day of each fiscal year of the Company, the Committee shall credit earnings to the balance of the Grantee’s account at a rate of interest as determined from time to time by the Committee in its sole discretion.

(ii)                                  Distributions of Deferred Shares.  The Committee shall distribute the Grantee’s Deferred Shares, and earnings thereon, in accordance with the Participant’s Election Form.  All distributions made by the Committee pursuant to elections made by the Grantee hereunder shall be subject to applicable federal, state and local tax withholding and to such other deductions as shall at the time of such payment be required under any income tax or other law, whether of the United States or any other jurisdiction, and, in the case of payments to a beneficiary, the delivery to the Committee of all necessary documentation as may be required by the Committee.  Within 90 days after receiving notice of a Grantee’s death, the Committee shall distribute any balance of the Grantee’s Deferred Shares, and earnings thereon, to the Grantee’s designated beneficiary, if living, or if such designated beneficiary is deceased or the Grantee fails to designate a beneficiary, to the Grantee’s estate.  If the Grantee ceases to provide service to the Company for a reason other than the Grantee’s death, disability or retirement, the Grantee’s Deferred Shares (to the extent vested) and earnings thereon shall be distributed to the Grantee in a lump sum at such time as elected by the Grantee in his or her Election Form.  The distribution provisions of a Grantee’s Election Form may be changed by the Grantee at any time provided the change is made on or before the December 31st of the year prior to the year in which the Deferred Shares, and the earnings thereon, are distributable to the Grantee.

(iii)                               Rights to Deferred Shares and Earnings.  A Grantee may not assign his or her claim to Deferred Shares, and the earnings thereon, during his or her lifetime, except in accordance with Section 9 of the Plan.  A Grantee’s right to Deferred Shares and earnings thereon shall at all times constitute an unsecured promise of the Company to pay benefits as they come due.  The right of the Grantee or his or her beneficiary to receive benefits hereunder shall be solely an unsecured claim against the general assets of the Company.  Neither the

Grantee nor his or her beneficiary shall have any claim against or rights in any specific assets or other fund of the Company.

(iv)                              Issuance of and Voting of Deferred Shares.  In no event shall the Company issue certificates for Deferred Shares until such shares are distributed to the Grantee (or his or her designated beneficiary).  In no event shall a Grantee have the right to vote Deferred Shares until such shares are distributed to the Grantee.

2.                                       This Second Amendment shall be and is hereby incorporated in and forms a part of the Plan.

3.                                       Except as set forth herein, the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Second Amendment to the Plan to be executed by its duly authorized officer as of May 15, 2003.

ENTERCOM COMMUNICATIONS CORP.

By:	/s/ David J. Field

Name:	David J. Field

Title:	President and Chief Executive Officer